 Exhibit 4.3

Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [***] has been excluded from this exhibit because it is both (i) not material and (ii) would likely cause Competitive harm to the registrant if publicly disclosed.

EUR 300,000,000 Committed Term Loan facility agreement

This Agreement is dated 22 December 2021 and is made between

(1)            Just Eat Takeaway.com N.V., a company incorporated under the laws of The Netherlands, having its registered address at Oosterdoksstraat 80, 1011 DK Amsterdam, registration number 08142836 (the Company);

(2)            Takeaway.com Group B.V., a company incorporated under the laws of Netherlands, having its registered address at Oosterdoksstraat 80, 1011 DK Amsterdam, registration number 64441725, as borrower;

(3)            CERTAIN SUBSIDIARIES OF THE COMPANY listed in Schedule 1 Borrowers and Guarantors as guarantors; and

(4)            ING Bank N.V., a public limited liability company incorporated under the laws of the Netherlands, having its registered address at Bijlmerdreef 106, 1102 CT Amsterdam, the Netherlands, registration number 33031431 (the Bank).

IT IS AGREED AS FOLLOWS:

  Definitions

Terms used in this Agreement have the following meaning:

403 Declaration means a liability statement in accordance with article 2:403 of the Dutch Civil Code and satisfactory to the Bank on the basis of which the Holding Company can be held liable for the obligations that the Borrower may have under the Finance Documents.

Accession Letter means a letter, substantially in the form of Schedule 6 Accession Letter.

Affiliate means in relation to any Person, a Subsidiary of that Person, or a Holding Company of that Person or any other Subsidiary of that Holding Company.

Agreement means this agreement (including the attached schedules) as amended from time to time.

Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

Availability Period means the period from and including the date of this Agreement to and including the earlier of (i) two weeks from and including the date of this Agreement and (ii) four (4) days before the Measurement Date.

Base Rate means for any Loan or (related) Unpaid Sum in EUR the Screen Rate as at 11:00 a.m. (Brussels time) on the relevant Rate Fixing Day for such currency for a period equal in length to the Interest Period of that Loan or Unpaid Sum or, if no Screen Rate is available for such Interest Period the Interpolated Screen Rate, or if a Replacement Base Rate has been agreed in accordance with Clause 5.6 Replacement of Published Screen Rate such Replacement Base Rate and, if any such rate is below zero, the Base Rate will be deemed to be zero.

Borrower means the entity listed as such in Schedule 1 Borrowers and Guarantors and each other entity that accedes to this Agreement as a borrower from time to time.

Break Funding Costs means the amount (if any) by which:

(a)     the interest (excluding the Margin) which the Bank should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

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(b)     the amount which the Bank would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in Amsterdam, the Netherlands

Commitment means the (aggregate) amount specified in Clause 2 Facility to the extent not cancelled, increased or reduced under this Agreement.

Compliance Certificate means a certificate substantially in the form of Schedule 5 Part 1 Compliance Certificate.

Control means (i) the direct or indirect ownership of more than 50% of the shares, voting capital or similar rights of ownership of a Person, or (ii) the power to directly or indirectly, on the basis of an agreement, through the exercise of voting rights or otherwise, appoint or dismiss the majority of the members of the board of directors, or give instructions regarding the policy of the Person with which such members are obliged to comply.

Cost of Funds means the interest rate per annum which the Bank determines in its sole discretion is the cost it will incur in order to fund a Loan from whatever source it may reasonably select and if that rate is below zero, Cost of Funds will be deemed to be zero.

Default means an Event of Default or any event or circumstance which would become an Event of Default with giving of notice, expiry of a grace period or the making of any determination under the Finance Documents of an Event of Default.

Designated Account means the account of the Borrower designated for receiving negative interest pursuant to Clause 5.2 Obligation to pay interest of this Agreement, as may be updated from time to time by notice to the Bank. At the date of this Agreement, the details of the Designated Account are as follows:

Account owner: Takeaway.com Group B.V.

[***]

Euro, euro, € and EUR means the currency that, at the date of this Agreement, has been adopted by some of the member states of the European Community as their lawful currency in accordance with legislation of the European Community relating to the Economic and Monetary Union.

Event of Default means an event or circumstance specified as such in Clause 11 Events of Default.

Facility means the term loan facility made available pursuant to Clause 2 Facility.

Financial Covenants means the financial covenants set out in Clause 9 Financial Covenants.

Finance Document means this Agreement, any Compliance Certificate, any Utilisation Request, any Accession Letter, any Resignation Letter, any fee letter and any other document designated as such by the Bank and the Company, all as may be amended from time to time.

Group means the Company and its Subsidiaries from time to time.

Guarantor means the Company, each entity listed as such in Schedule 1 Borrowers and Guarantors and each other entity that accedes to this Agreement as a guarantor from time to time.

Holding Company means, in relation to a Person, any other Person in respect of which it is a Subsidiary.

Increased Cost means:

(a)            an additional or increased cost (including, but not limited to, any cost incurred by the Bank or any of its Affiliates as a result of the compliance with the minimum reserve requirements or other requirements imposed by any relevant central bank, by law or regulation);

(b)            a reduction in the rate of return from the Facility or on the Bank’s or any of its Affiliates’ invested overall capital; or

(c)            a reduction of an amount due and payable under any Finance Document,

which is incurred or suffered by the Bank or any of its Affiliates to the extent attributable to the Bank having entered into any Finance Document or funding or performing its obligations under any Finance Document.

Interest Period means, in relation to a Loan or Unpaid Sum, the period determined in accordance with Clause 5 Interest and Fees.

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Interpolated Screen Rate means in relation to the Base Rate for any Loan in EUR, the rate which results from interpolating on a linear basis between the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan and the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan, each as of 11:00 a.m. (Brussels time) on the relevant Rate Fixing Day for the currency of that Loan.

Loan means a loan made or to be made available under the Facility or the principal amount outstanding for the time being of that loan.

Margin means the rate set out in Schedule 9 Margin.

Market Disruption Event means:

(a)            at or about 11:00 a.m. (Brussels time) for a Loan in EUR on a Rate Fixing Day, the relevant Screen Rate or Interpolated Screen Rate is not available for the relevant Interest Period or a Published Screen Rate Replacement Event has occurred and this Agreement has not been amended pursuant to Clause 5.6 Replacement of Published Screen Rate; or

(b)            before close of business in Amsterdam, the Netherlands on a Rate Fixing Day for a Loan, the cost to the Bank of funding the Loan in the European interbank market for the relevant Interest Period would be in excess of the Base Rate.

Measurement Date means 31 December 2021.

Obligor means a Borrower or a Guarantor.

Original Financial Statements means the audited consolidated financial statements of the Company for the financial year ended 31 December 2020.

Party means a party to this Agreement.

Person means any natural person, legal entity, firm, company, corporation, government, state or agency of a state or any association, trust, consortium or partnership (whether or not having separate legal personality).

Published Rate Replacement Event means (i) in the reasonable opinion of the Bank, the methodology, formula or other means of determining a Screen Rate has materially changed or (ii) the administrator of a Screen Rate announces that (a) it is insolvent or that it shall cease to provide the Screen Rate (and there is no successor administrator) or (b) such Screen Rate may no longer be used or shall be indefinitely or permanently discontinued or (c) a supervisor or administrator of such Screen Rate publicly announces that the Screen Rate is no longer or, as of a specified future date will no longer be, representative of the underlying market or the economic reality that it is intended to measure and that such representativeness will not be restored.

Rate Fixing Day means, for any period for which an interest rate is to be determined, 2 Business Days before the first day of that period.

Repayment Instalment means a or each repayment instalment as specified in Clause 6 Repayment.

Replacement Base Rate means a benchmark rate which is:

(a)            implemented, designated or recommended as a replacement by the administrator of the Screen Rate or a central bank or any other supervisory or regulatory authority; or

(b)            agreed by the Company and the Bank as, generally accepted in the international or domestic loan markets as the appropriate successor to a Screen Rate or otherwise an appropriate successor to a Screen Rate.

Resignation Letter means a request of an Obligor substantially in the form of Schedule 7 Resignation Letter to resign as an Obligor under the Finance Documents according to the terms of this Agreement.

Retiring Guarantor has the meaning as ascribed thereto in Clause 10.1 Guarantee.

Screen Rate means the percentage rate per annum administered by the European Money Markets Institute (in respect of EURIBOR), or any other Person which takes over the administration of that rate, for the relevant period displayed on the appropriate page of the Thomson Reuters screen. If the relevant page is replaced or the service ceases to be available, the Bank (after consultation with the Company) may specify another page or service displaying the appropriate rate.

Security Interest means (the creation of) a pledge, charge, hypothecation, mortgage, lien or any other security interest securing any obligation of any Person or any other agreement or arrangement having a similar effect in the relevant jurisdiction.

Significant Divestment means a divestment by the Company of any Subsidiary whereby the net proceeds received by the Company exceed €300,000,000.

Subsidiary means in relation to a specified Person any Person over which it has Control.

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Syndicated Facility Agreement means the EUR 200,000,000 multicurrency revolving facilities agreement originally dated 2 November 2017 between, among others, ING Bank N.V. (as lender) and Just Eat Takeaway.com N.V. (as company), as amended or replaced from time to time.

Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents.

Utilisation Date means each date on which a Loan is made or to be made.

Utilisation Request means a request for a Loan in writing substantially in the form of Schedule 3 Utilisation Request or in any other manner or form as accepted by the Bank.

  Facility

2.1           Availability

Subject to the terms of this Agreement, the Bank makes available to the Borrower a committed term loan facility in an aggregate amount of EUR 300,000,000 (the “Commitment”).

The aggregate amount of the outstanding Loans may not exceed the Commitment at any moment in time.

  Purpose

Each Borrower shall apply all amounts borrowed by it under Facility towards general corporate purposes.

The Bank is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

  Conditions

4.1           Conditions precedent

The Loan may be requested by a Borrower only after the Bank has notified the Company that it has received all of the documents and evidence set out in Part 1 of Schedule 2 Conditions Precedent in form and substance satisfactory to the Bank. The Bank will give this notification to the Company as soon as reasonably practicable after being so satisfied.

4.2           Utilisation Request

(a)                 The Borrower may request a Loan by giving the Bank, via a method as approved by the Bank, a duly completed and duly executed Utilisation Request substantially in the form of Schedule 3 Utilisation Request.

(b)                 A Utilisation Request for a Loan must be given to the Bank no later than 10:30 a.m. Brussels time on the last Business Day before the Rate Fixing Day of the relevant Loan.

(c)            A Utilisation Request is irrevocable.

4.3           Utilisation

The Bank is not obliged to make a Loan available if:

(a)            on the date of the Utilisation Request or on the Utilisation Date an Event of Default or Default is continuing or is reasonably likely to result from that Loan;

(b)            the Utilisation Date is not a Business Day within the Availability Period;

(c)            the currency of the Loan does not comply with Clause 2 Facility;

(d)            the Interest Period does not comply with Clause 5.1 Interest Periods;

(e)            an Obligor has issued a notice pursuant to Clause 8.5 Notification of Default; or

(f)              as a result of the proposed utilisation the aggregate amount of the outstanding Loans would exceed the Commitment.

4.4           Utilisation before Measurement Date

The Borrower must draw the full amount of the Facility as described in Clause 2 Facility before the Measurement Date.

4.5           Cancellation of Commitment

The Commitment which, at that time, is unutilised shall be cancelled immediately at the end of the Availability Period.

  Interest and fees

5.1           Interest Periods

(a)           Each Loan has successive Interest Periods. A Borrower (or the Company on behalf of a Borrower) may select an Interest Period of one (1), three (3), six (6) or twelve (12) month(s) (or any other period as agreed between the Borrower and the Bank) in the Utilisation Request for that Loan and for each subsequent Interest Period in an irrevocable notice received by the Bank not later than 9:30 a.m. (Brussels time) on the 3rd Business Day before the start of that Interest Period.

(b)           Each Interest Period for a Loan will start on its Utilisation Date or (if applicable) on the last day of its preceding Interest Period. If a Borrower (or the Company on behalf of a Borrower) fails to select an Interest Period the relevant Interest Period will be one (1) month. The Bank will determine the appropriate Interest Period for any Unpaid Sum.

(c)           No Loans may be outstanding after the date on which the final Repayment Instalment must be repaid. If an Interest Period for a Loan exceeds the date on which the final Repayment Instalment must be repaid it will be shortened in order for the Interest Period to expire on that date.

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5.2           Obligation to pay interest

(a)           The Borrower must pay accrued interest on each Loan made available to it and on any (related) Unpaid Sum on the last day of each Interest Period (and, in addition, if the Interest Period is longer than six (6) months, on the dates falling at 6-month intervals after the first day of the Interest Period).

(b)           Except where it is provided to the contrary in this Agreement, the rate of interest for each Loan is the percentage rate per annum equal to the aggregate of the applicable Base Rate and Margin.

(c)           In case the aggregate of the applicable Base Rate and Margin as calculated to determine the rate of interest for a Loan in accordance with paragraph (b) above results in a negative rate of interest, the Bank will pay to the Borrower the absolute value of such negative rate of interest on such Loan on the same day that interest on such Loan would have been payable by that Borrower to the Bank if it had been a positive rate of interest. Any amounts payable by the Bank to the Borrower pursuant to this Clause will be paid to the Designated Account.

5.3           Default interest

Upon the occurrence of an Event of Default, the rate of interest in respect of an Unpaid Sum and the rate of interest referred to in Clause 5.2 Obligation to pay interest to be paid by the Borrower will be equal to the aggregate of:

(a)              the Base Rate (for whatever period the Bank may deem appropriate for a Loan);.

(b)              the (relevant) Margin; and

(c)              1% per annum.

5.4           Market disruption

If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the Bank may give notice to the Company that the rate of interest for that period shall be the percentage rate per annum which is the sum of the (relevant) Margin and the Cost of Funds.

5.5           Debiting of interest, costs and fees

Unless otherwise agreed in this Agreement, principal, interest, costs and fees payable by an Obligor may and will be debited by the Bank from any account of an Obligor with the Bank. In case an account will be designated by the Company in this respect, the Bank will debit the designated account if possible.

5.6           Replacement of Published Screen Rate

If a Published Rate Replacement Event occurs the Bank and the Company may agree such amendments to the Finance Documents as may be required to (i) provide for and align the Finance Documents to the use of a Replacement Base Rate for the calculation of any interest under this Agreement, (ii) provide for appropriate fall-back provisions for the Replacement Base Rate and (iii) adjust the pricing to reduce or mitigate the transfer of economic value from one Party to another as a result of the application of the Replacement Base Rate.

  repayment

(a)            Each Borrower must repay the Loans made available to it in one (1) amount 24 months after the date of this Agreement.

(b)            Notwithstanding the above, the Borrower must repay after the Measurement Date the Loan made available to it in one (1) amount (i) in case of a Significant Divestment or (ii) in case of the issuance by the Company of a capital markets product such as a convertible bond of which the aggregate proceeds exceed EUR 300,000,000.

(c)            No amount of a Loan repaid may subsequently be re-borrowed.

  prepayment and cancellation

7.1           Mandatory prepayment – Facility not drawn in full on the Measurement Date

If the Facility provided under this Agreement has not been drawn in full on (and including) the Measurement Date, the Bank may immediately cancel the Commitment and/or declare the outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, to be immediately due and payable.

7.2           Mandatory prepayment – Illegality and Change of Control

(a)            If it becomes unlawful for the Bank or any of its Affiliates to perform any of its obligations, to fund, issue or maintain any Loan or to receive interest under any Finance Document, the Bank may immediately cancel the Commitment and/or declare all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, to be immediately due and payable.

(b)            The Bank may, by not less than 5 days’ notice to the Company, cancel the available Commitment and/or declare the outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, to be immediately due and payable, if any of the following events occurs:

(i)              the Syndicated Facility Agreement is amended and/or restated and on the date the amendment and/or restatement becomes effective, the Bank has not given its consent to that amendment and/or restatement, provided that the Bank has raised its objections to the Company within five (5) Business Days from the moment the Bank became aware of that proposed amendment and/or restatement;

(ii)             any provision of the Syndicated Facility Agreement is waived and, on the date the waiver becomes effective the Bank has not given its consent to that waiver, provided that the Bank has raised its objections to the Company within five (5) Business Days from the moment the Bank became aware of that proposed waiver;

(iii)           any borrower (however described) under the Syndicated Facility Agreement is obliged to fully prepay the amounts outstanding under the Syndicated Facility Agreement on the basis of a mandatory prepayment event (however described);

(iv)           the term of the facility under the Syndicated Facility Agreement has expired (and is not renewed or extended) or the Syndicated Facility Agreement has been terminated for whatever reason.

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7.3           Voluntary prepayment

(a)            Without prejudice to Clause 16.6 Break Funding Costs, the Borrower may, by giving not less than 10 Business Days prior notice to the Bank, prepay the Loan in whole after the Measurement Date. The prepayment notice is irrevocable and must specify the relevant date of prepayment which date must be after the Measurement Date.

(b)            Any prepayment shall be made with accrued interest on the amount prepaid and (without prejudice to Clause 16.6 Break Funding Costs) without any premium or penalty.

(c)            No amount of a Loan prepaid under this Agreement may subsequently be re-borrowed.

  Information covenants

8.1           Financial statements

(a)            Unless the information has already been provided to the Bank under the Syndicated Facility Agreement, the Company must supply to the Bank:

(i)              in case the financial data of the Company or a Borrower is consolidated in the consolidated financial statements of a Holding Company that has issued a 403 Declaration in respect of the Company or that Borrower (the Issuing Party), the Issuing Party’s audited consolidated financial statements, prepared in accordance with IFRS, for each financial year;

(ii)             in case the financial data of the Company or a Borrower is not consolidated (anymore) in the financial statements of the Issuing Party, the Company’s or that Borrower’s financial statements, prepared in accordance with IFRS, for each financial year; and

(iii)           its interim consolidated financial statements for each half-year of each financial year.

(b)            The Company shall supply the financial statements specified above as soon as the same become available but in any event:

(i)              in case of the annual audited (consolidated) financial statements of the Issuing Party, Company or a Borrower, within 180 days after the end of each relevant financial period; and

(ii)             in case of the half-yearly interim (consolidated) financial statements of the Company, within 90 days after the end of each relevant financial period.

(c)            The Company must inform the Bank as soon as reasonably possible in case the auditor does not issue an audit report in respect of the Issuing Party’s or the Company’s financial statements.

8.2           Compliance Certificate

Unless the information has already been provided to the Bank under the Syndicated Facility Agreement, the Company must,      together with each set of the financial statements, supply to the Bank a Compliance Certificate. The Compliance Certificate must be duly signed by authorised signatories.

8.3           Changes of financial year or in the method of financial reporting

(a)            Unless the Bank has already been notified under the Syndicated Facility Agreement, the Company must notify the Bank of any proposed change of the financial year or to the manner in which the financial statements are prepared.

(b)            If requested by the Bank, the Company must supply to the Bank:

(i)              a full description of any change notified under paragraph (a) above;

(ii)             sufficient information to enable the Bank to make a proper comparison between the financial position shown by the set of financial statements prepared on the changed basis and the most recent (if applicable) audited consolidated financial statements delivered to the Bank under this Agreement prior to the implementation of the change; and

(iii)           positive sign-off by the Company’s or the Borrower’s or the Issuing Party’s auditor regarding the change.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

8.4           Information - miscellaneous

Unless the information has already been provided to the Bank under the Syndicated Facility Agreement, the Company must supply to the Bank:

(a)           copies of all material documents dispatched by the Borrower to its shareholders (or any class of them) and/or its creditors generally or any class of them, at the same time as they are dispatched to such shareholders and/or creditors by the Borrower;

(b)            all information on changes in the legal or organisational structure of an Obligor, its constitutional documents, the Persons that are authorised to sign on behalf of the Obligors documents and notices in connection with this Agreement and/or Persons that are authorised to sign payment orders on behalf of the Obligors, promptly following the relevant change;

(c)            promptly on request of the Bank, such information as the Bank requires to fulfil its know your customer requirements;

(d)            promptly on request, all information and do all such acts and things to enable the Bank to timely comply with any local and foreign tax obligations and timely fulfil (information) requests of local and foreign (tax) authorities;

(e)            unless the Bank has already been so notified by the Company or the relevant Borrower, within 30 days a notification in writing of any changes and/or updates of the information provided under sub clause (d) above; and

(f)              promptly on request of the Bank, any further information regarding the financial condition and operations of the Group as the Bank may reasonably request.

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8.5           Notification of Default

Unless the Bank has already been so notified by the Company, each Obligor must notify the Bank of the occurrence of any Default (and the steps being taken to remedy it) promptly upon becoming aware of its occurrence. Unless the Bank has already been so notified by the Company, each Obligor must promptly upon becoming aware thereof, notify the Bank of the expectation that it will not be able to comply with its obligations under Clause 9 Financial Covenants.

8.6           Information related to the Syndicated Facility Agreement

The Company must notify the Bank of each of the following events in respect of the Syndicated Facility Agreement in each case promptly upon its occurrence or promptly upon becoming aware of such event:

(a)            any default (however described) or any event of default (however described) under the Syndicated Facility Agreement (and the steps being taken to remedy it);

(b)            the cancellation of the limit or commitment (however described) under the Syndicated Facility Agreement and/or the declaration of all or part of the amounts outstanding under the Syndicated Facility Agreement to be due and/or payable;

(c)            any amendment, waiver, amendment request, waiver request and any intended or contemplated waiver or amendment and any discussions relating to any waiver or amendment, each in respect of the Syndicated Facility Agreement;

(d)            any borrower (however described) under the Syndicated Facility Agreement is obliged to fully or partially prepay the amounts outstanding under the Syndicated Facility Agreement on the basis of a mandatory prepayment event (however described);

(e)            all amounts outstanding under the Syndicated Facility Agreement have been irrevocably repaid; or

(f)              the term of the Syndicated Facility Agreement has expired or the Syndicated Facility Agreement has been terminated for whatever reason.

8.7           Copy of the Syndicated Facility Agreement

The Company will provide all Obligors with a true and up-to-date copy of the Syndicated Facility Agreement and will inform all Obligors of any future amendment of or waiver under the Syndicated Facility Agreement. Each Obligor confirms that it has received a true and up-to-date copy of the Syndicated Facility Agreement.

8.8           Changes to the 403 Declaration

The Company shall inform the Bank in writing of a withdrawal, cancellation or amendment of a 403 Declaration no later than 30 days prior to the date on which such withdrawal, cancellation or amendment will take effect.

  Financial covenants

Each Obligor agrees to be bound by and that it shall comply with the terms as set out in the Schedule 4 Financial Covenants.

  General covenants

10.1       Guarantee

(a)            Each Obligor (in this capacity a Guarantor) irrevocably and unconditionally jointly and severally guarantees by way of an independent payment obligation the punctual performance by each other Obligor of all such Obligor’s payment and other obligations under the Finance Documents and undertakes that whenever another Obligor does not pay any amount when due under or in connection with the Finance Documents, it shall immediately on demand (i) pay that amount as if it was the principal obligor and (ii) indemnify the Bank against any cost, loss, or liability suffered as a result of that other Obligor not paying its obligations. Such demand shall state that an Obligor has failed to pay any amount due under the Finance Documents provided that the Bank is not obliged to provide any details or further information concerning the non-payment by such Obligor.

(b)            To the fullest extent permitted under the applicable law, each Guarantor waives all rights, benefits and defences that it may have at any time under any applicable law, including, but not limited to, all rights it may have but for this clause to suspend its obligation, in respect of its obligations under this guarantee. Each Guarantor agrees that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Bank immediately on demand against any cost, loss or liability the Bank incurs as a result of not receiving from any Obligor any amount which would, but for such unenforceability, invalidity or illegality, have been payable on the date when it would have been due.

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(c)            Each Guarantor hereby expressly consents that this guarantee shall extend from time to time to any amendment, variation, increase, extension or addition of or to any of the Finance Documents and any facility or amount made available under any of the Finance Documents.

(d)            If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by the Bank in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, bankruptcy, administration or otherwise, without limitation, then the liability of each Guarantor under this clause will continue or be reinstated as if the discharge, release or arrangement had not occurred.

(e)            Each Guarantor waives any right it may have of first requiring the Bank to proceed against or enforce any other rights or security or claim payment from any Person before claiming from that Guarantor under this clause. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

(f)              As the obligations of each Guarantor constitute its own obligations independent of those of the Obligor, no Guarantor will have (1) a statutory right to subrogate to the rights of the Bank vis-à-vis the Obligor, or (2) a statutory right of recourse against the Obligor, nor does this Agreement confer any such rights on any Guarantor. Without prejudice to the foregoing, Parties agree that there will be no (contractual) right of subrogation and until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Bank otherwise directs no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause:

(i)        to be indemnified by an Obligor;

(ii)       to claim any contribution from any other Guarantor of any Obligor's obligations under the Finance Documents;

(iii)     to exercise any right of set-off  against any Obligor;

(iv)     to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Bank under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Bank, and/or.

(v)      to claim or prove as a creditor of any Obligor in competition with the Bank.

(g)            Without prejudice to paragraph (f) above the Parties hereby agree that (i) any conditional or unconditional (contractual) claim which any Guarantor may be entitled to bring in recourse against any Obligor (the Recourse Claim) is subordinated and shall be subordinated from the date such Recourse Claims come into existence, to all present and future claims the Bank may have or acquire against any Obligor in connection with any Obligor’s payment or other obligations under the Finance Documents (the Financial Obligations) and (ii) the Recourse Claims cannot be set-off and cannot become due and payable until all Financial Obligations have been fully and unconditionally discharged.

(h)            If any Guarantor (a Retiring Guarantor) ceases to be a Guarantor in accordance with the terms of the Finance Documents then on the date such Retiring Guarantor ceases to be a Guarantor:

(i)      that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(ii)    each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Bank under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

(i)              This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Bank. This guarantee is a continuing guarantee and remains in full force and effect as long as not all obligations and liabilities of all Obligors under the Finance Documents have been finally and unconditionally paid in full to the Bank.

(j)              This guarantee is subject to the limitations set out in Schedule 8 Guarantee Limitations.

10.2       403 Declaration

Within 20 days after the Bank has been informed of the Issuing Party’s intention to withdraw, cancel or amend the 403 Declaration as referred to in Clause 8 Information Covenants, the Company must ensure that the Issuing Party shall provide the Bank, acting reasonably, with a corporate guarantee or other security satisfactory to the Bank guaranteeing or securing any and all current and future obligations of each Obligor under the Finance Documents, provided that, in each case, the 403 Declaration may be withdrawn, cancelled, terminated, longer be in full force and effect or amended in relation to Subsidiaries of the Company other than the Borrower with no further action from the Company or the Issuing Party being required.

  Events of default

Each of the events set out in this Clause 11 Events of Default is an Event of Default.

11.1       Non-payment

An Obligor does not pay on the due date any amount payable by it under the Finance Documents in the manner required under the Finance Documents, unless the non-payment is caused by a technical or administrative error and is remedied within five (5) Business Days of the due date.

11.2       Breach of other obligations

(a)           An Obligor does not comply with any term of Clause 9 Financial Covenants; or

(b)           An Obligor does not comply with any term of the Finance Documents provided that no Event of Default under this paragraph will occur if the non-compliance is capable of remedy and is remedied within 14 days of the earlier of (i) the Bank giving notice or (ii) an Obligor becoming aware of the non-compliance.

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11.3       Invalidity and unenforceability of the Finance Documents

(a)           It is or becomes unlawful for any Obligor to perform any of its obligations under the Finance Documents.

(b)           Any Finance Document is not effective or enforceable in accordance with its terms or is alleged by an Obligor to be ineffective and/or unenforceable in accordance with its terms for any reason.

(c)           An Obligor repudiates or rescinds a Finance Document or evidences an intention to repudiate or rescind a Finance Document.

11.4       Cross-default with Syndicated Facility Agreement

Any finance party (however described) under the Syndicated Facility Agreement becomes entitled to:

(a)            cancel the limit or commitments (however described) under the Syndicated Facility Agreement in whole or in part as a result of an event of default (however described); and/or

(b)            declare all or part of the amounts outstanding under the Syndicated Facility Agreement due and payable prior to its specified maturity as a result of an event of default (however described) under the Syndicated Facility Agreement, provided in each case that no event of default (however described) under the Syndicated Facility Agreement will occur if the relevant event of default under the Syndicated Facility Agreement has been remedied or waived with the consent the Bank.

11.5       403 Declaration

The 403 Declaration is withdrawn, terminated, no longer in full force and effect or is amended not satisfactory to the Bank, acting reasonably, provided that, in each case, the 403 Declaration may be withdrawn, terminated or be no longer in full force and effect or amended in relation to Subsidiaries of the Company other than a Borrower.

  Acceleration

Without prejudice to any other rights it may have under this Agreement, if an Event of Default occurs or is continuing, the Bank may, by notice to the Company:

(a)           cancel the Commitment in whole or in part; and/or

(b)           declare that any and all amounts outstanding under the Finance Documents are:

(i)              immediately (without a default notice being required) due and payable (as a result of which the outstanding Loans including accrued interest and any other amounts due by the Obligors under the Finance Documents (including Break Funding Costs) are immediately due and payable); or

(ii)             payable on first demand by the Bank (as a result of which the outstanding Loans including accrued interest and any other amounts due by the Obligors under the Finance Documents (including Break Funding Costs) will become payable on first demand by the Bank; and/or

(c)           demand that guarantees are provided and/or Security Interests are created by the Company or the Obligors, their Holding Companies and/or their Affiliates for such amounts as indicated by the Bank in order to fully secure any and all liabilities under the Finance Documents, in which case the Company shall ensure that such Persons will provide those guarantees and/or create those Security Interests immediately.

  Payments and set-off

13.1       Currency of payment

(a)           Each payment in respect of Loans, Unpaid Sums, interest, costs, expenses or taxes shall be made in the currency in which such amounts are denominated or, if applicable, incurred.

(b)           Any amount expressed to be payable in a specific currency shall be paid in that currency.

13.2       Place of payment

Without prejudice to Clause 5.5 Debiting of interest, cost and fees, all payments to the Bank under the Finance Documents shall be made into the account specified by the Bank.

13.3       No set-off

All payments made by an Obligor under the Finance Documents must be made without set-off or counterclaim.

13.4       Set-off by the Bank

The Bank is at all times entitled to set-off any debt receivable by it from an Obligor under or in connection with the Finance Documents, whether or not due and payable and whether or not contingent (each a claim), against any debt owed by the Bank to an Obligor, whether or not due and payable (each a debt), regardless of the currency in which the relevant claim and the relevant debt are denominated.

13.5       Business Days

If a payment under a Finance Document is due on a day which is not a Business Day, the due date for that payment will instead be the next Business Day in the same calendar month or if there is no such day in that calendar month the preceding Business Day.

13.6       Priority of payments

If the funds provided by an Obligor for the payment of amounts due under the Finance Documents are insufficient, the priority of payments shall be determined by the Bank irrespective of the due date of the particular amounts or any instruction of the Obligor.

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  Increased costs

The Company shall, within three (3) Business Days of a written demand from the Bank, pay to the Bank the amount equal to any Increased Cost incurred by the Bank or any of its Affiliates as a result of:

(a)           the introduction of or any change in (or in the interpretation, administration, or application of) any law or regulation (with or without having the force of law) made after the date of this Agreement;

(b)           compliance with any law or regulation (with or without having the force of law) made after the date of this Agreement; or

(c)            the implementation or application of or compliance with Basel III or any law or regulation that implements, applies or amends Basel III, to the extent that such Increased Costs were not capable of being calculated by the Bank with sufficient accuracy as at the date of this Agreement due to a lack of detail in Basel III and/or any related information from a banking regulator available as at the date of this Agreement

For this Clause Basel III means:

(a)            Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC (CRD IV);

(b)            Regulation (EU) no. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012 (CRR); and

(c)            any and all other agreements, rules, guidance, regulations and/or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

  Evidence and calculations

15.1       Evidence

In the absence of manifest error:

(a)           accounts maintained by the Bank will be conclusive evidence of the existence and the amount of the obligations of an Obligor under any Finance Document; and

(b)           a determination by the Bank of a fee, an interest rate or amount under any Finance Document will be conclusive evidence.

15.2       Calculations

Unless indicated otherwise, any interest or fee accruing under this Agreement accrues from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

  Indemnity and gross up

16.1       Indemnity

The Company must indemnify the Bank promptly upon demand against any costs, loss or expenses (including notarial and legal fees) which the Bank incurs in connection with (i) the occurrence of, or investigating any event or circumstances which the Bank reasonably believes to be, a Default or an Event of Default, (ii) the enforcement of the performance by the Obligor of its obligations, or the preservation of any rights, under or in connection with the Finance Documents and (iii) the creation, execution, review, modification and termination of any Security Interest.

16.2       Currency indemnity

If any sum due from an Obligor under the Finance Documents has to be converted into another currency, that Obligor shall as an independent obligation within 3 Business Days of a written demand: (i) indemnify the Bank against any loss, cost or liability; and (ii) make such additional payment to the Bank necessary to enable it to exchange the sum received against the exchange rate available to it at the time it is received, into the sum and currency originally expressed to be due under the Finance Documents. Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than the currency in which it is expressed to be payable.

16.3       Gross up and tax indemnity

(a)            Each Obligor must make all payments to be made under the Finance Documents without any tax deduction, unless a tax deduction is required by law. If a tax deduction is required by law to be made by an Obligor, the amount of the payment due from the Obligor will be increased to an amount which (after making the tax payment) leaves an amount equal to the payment which would have been due if no tax payment had been required.

(b)            Without prejudice to paragraph (a), if the Bank is or will be subject to any liability or required to make any payment for or on account of tax on or in relation to a sum received or receivable (or any sum deemed for the purposes of tax to be received or receivable) under a Finance Document, each Obligor shall, within five (5) Business Days of a written demand from the Bank, pay to the Bank an amount equal to the loss, liability or cost which the Bank determines will be or has been (directly or indirectly) suffered for or on account of tax by the Bank in respect of a Finance Document.

(c)            Paragraph (b) does not apply to any tax assessed on the Bank if that tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by the Bank.

16.4       Stamp duty

The Company shall pay and indemnify the Bank against any cost, loss or liability that the Bank incurs in relation to all stamp duty, registration and other similar taxes payable in respect of any Finance Document.

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16.5       Value added tax

All amounts payable under a Finance Document to the Bank shall be deemed to be exclusive of any value added tax (VAT).  If VAT is chargeable, the Obligor shall, pay to the Bank (in addition to and at the same time as paying the original amount) an amount equal to the amount of the VAT. Where a Finance Document requires an Obligor to reimburse or indemnify the Bank for any costs or expenses, the Obligor shall, at the same time reimburse and indemnify the Bank against all VAT incurred by the Bank in respect of the costs or expenses save to the extent that the Bank is entitled to repayment or credit in respect of such VAT.

16.6       Break Funding Costs

If a Loan is repaid prior to the end of its Interest Period, the relevant Borrower must pay to the Bank the Break Funding Costs attributable to that Loan.

  Changes to the documents and parties

17.1       Amendments, waivers and consents

Any waiver, amendment and consent in relation to or under the Finance Documents must be agreed upon in writing.

17.2       Transfers by the Obligors

No Obligor may assign or transfer any of its rights or obligations under any Finance Document without the prior written consent of the Bank.

17.3       Transfers by the Bank

The Bank may assign, transfer or otherwise create a Security Interest over any or all of its rights and/or any or all of its obligations under any Finance Document (i) to any federal reserve or central bank, (ii) to any Affiliate of the Bank or (iii) if an Event of Default is continuing. To the extent necessary, each Obligor hereby unconditionally and irrevocably agrees in advance to cooperate with and in advance approves any assignment, transfer or the creation of any Security Interest in accordance with this Clause 17.3.

17.4       Additional Guarantors or Borrowers

(a)           After prior written consent by the Bank (which may not unreasonably be withheld), a Subsidiary of the Company can become an Obligor, by the Company delivering to the Bank the documents and evidence listed in Schedule 2 Part 2 Conditions Precedent.

(b)           The relevant Subsidiary will become an Obligor when the Bank notifies the Company that it has received all of the documents and evidence referred to in paragraph (a) above in form and substance satisfactory to it and that it gives its consent to the accession of the new Obligor. The Bank will give this notification as soon as reasonably practicable after being so satisfied.

(c)           As from the moment referred to in paragraph (b) above, the relevant Subsidiary will be an Obligor under this Agreement.

17.5       Resignation of an Obligor

(a)           With the prior written consent of the Bank, the Company may request that an Obligor (other than the Company) ceases to be an Obligor by delivering a Resignation Letter. The Bank will accept the Resignation Letter provided that:

(i)        the Financial Covenant Guarantor Cover as set out in Schedule 4 Financial Covenants continues to be complied with;

(ii)       the Company has confirmed that no Default is continuing or would result from the acceptance by the Bank of the Resignation Letter; and

(iii)     if that Obligor is a Borrower, it is under no actual or contingent obligation as a Borrower under any Finance Document.

(b)           The relevant Obligor will no longer be a Party when the Bank notifies the Company that it accepts the Resignation Letter and that it gives its consent to the resignation of that Obligor. The Bank will send this notification as soon as it has been able to determine that all requirements have been met.

(c)           As from the moment referred to in paragraph (b), the relevant Obligor will no longer be a ”Borrower” and/or a “Guarantor” respectively under this Agreement.

  Power of attorney / obligor’s agent

(a)            Each Obligor irrevocably and unconditionally grants a power of attorney, including the right of substitution, and mandates the Company to on its behalf:

(i)        give and receive all notices under the Finance Documents;

(ii)       supply all information concerning the Obligor to the Bank;

(iii)     amend or terminate the Finance Documents, agree upon new parties acceding to or resigning from the Finance Documents, agree upon new facility amounts with the Bank, sign all instruments connected with the above (including Accession Letters) and in the event of accession, create, or as the case may be, receive notification of pledges;

(iv)     sign all other agreements as the Company may deem appropriate in connection with the above; and

(v)      sign all documents under or in connection with the Finance Documents.

(b)            When acting in accordance with the above the Company may act concurrently as the attorney for each of the Obligors and as their counterparty.

(c)            The Company undertakes to regularly inform all Obligors regarding all communications and changes in connection with the Finance Documents

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  Notices

19.1       General

(a)           All communications under the Finance Documents to or from an Obligor must be sent through the Company.

(b)           Any communications given to the Company in connection with a Finance Document will be deemed to also have been given to the other Obligors.

(c)           The Bank may assume that any communication made by the Company is made with the consent of each other Obligor.

19.2       Manner of giving notices

(a)           Any communication in connection with a Finance Document must be in writing, or, if agreed or indicated by the Bank, electronically (including, but not limited to, e-mail), and must be duly signed and, unless stated otherwise, may be made by letter, sent by post, attached to an e-mail or by fax.

(b)           The Bank may rely on the literal wording of any notice (purporting to be) from the Company or another Obligor and is not obliged to verify the contents thereof. Incompleteness or distortion of a notice is for the risk of the sender thereof.

(c)           The Bank will not be liable for any loss and/or damage resulting from the use of fax or electronic means of communication, including, but not limited to, loss or damage resulting from failure or delay in delivery, interception or manipulation by third parties or computer programs used for electronic communications and transmission of viruses.

19.3       Contact details

(a)           Subject to the provisions of this Clause and unless expressly agreed otherwise in writing between the Bank and the Company, the contact details of each Party for all communications are those notified by that Party on or before the date it becomes a Party to this Agreement.

(b)           The contact details of the Company are:

Just Eat Takeaway.com N.V.

Attn.: B. Wissink

Oosterdoksstraat 80, 1011 DK Amsterdam

E-mail: brent.wissink@justeattakeaway.com

(c)           The contact details of the Bank are:

ING Bank N.V.

Attn.: Daniël Citroen - TMT & Healthcare

Location Code: AMS

P.O. Box 1800, 1000 BV Amsterdam, the Netherlands

Tel: +31 6 24 55 09 26

E-mail: daniel.citroen@ing.com

(d)           A Party may change its contact details by giving five (5) Business Days' notice to the Bank (or in the case of the Bank, to the other Parties).

(e)           Any communication or document to be made or delivered to the Bank will only be effective if and when actually received by the Bank.

(f)             Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

  Disclosure of Confidential Information

20.1       Disclosure of Confidential Information

Each Obligor irrevocably consents to the disclosure by the Bank, to the extent allowed by applicable law, of any (confidential) information regarding any Obligor and the Finance Documents, including information which is, if applicable, subject to bank secrecy rules, to:

(a)           the Bank’s Affiliate, professional advisers, auditors, representatives and service providers;

(b)           any Person with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly any transaction under which payments are to be made or may be made by reference to one or more Finance Documents and/or an Obligor;

(c)           any other Obligor;

(d)           any Person to whom the Bank (intends to) assign(s), transfer(s) or create(s) a Security Interest over  all or a part of its rights or obligations under the Finance Documents, and to any of that entity’s Affiliates and other entities, including professional advisers, to the extent necessary or desired to conclude and perform such assignment, transfer or Security Interest; and

(e)           any Person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority, the rules of any stock exchange or pursuant to any applicable law or regulation.

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  Miscellaneous

(a)           No failure or delay by the Bank in exercising any right or remedy under the Finance Documents shall operate as a waiver thereof, no single or partial exercise of any such right or remedy shall prevent any other or further exercise thereof or the exercise of any other right or remedy, and the rights and remedies provided in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

(b)           If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable, it shall not affect or impair the legality, validity or enforceability of any other provisions of the Finance Documents.

(c)           The Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

  Governing law and jurisdiction

(a)           This Agreement and any non-contractual obligations arising out of or in connection with it are governed by the laws of the Netherlands.

(b)           The courts of Amsterdam, the Netherlands in first instance, have jurisdiction to settle any dispute in connection with this Agreement. This submission shall not limit the rights of the Bank to take proceedings in any other court which may exercise jurisdiction over an Obligor or any of its assets.

(c)           Each Obligor irrevocably nominates the location of the Company as its domicile under the Finance Documents for service of process in any proceedings.

(d)           The nomination of domicile referred to in paragraph (c) does not affect any other method of service allowed by law.

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Schedule 1
[***]
Schedule 2
[***]
Schedule 3
[***]
Schedule 4
[***]
Schedule 5
[***]
Schedule 6
[***]
Schedule 7
[***]
Schedule 8
[***]
Schedule 9
[***]

SIGNATORIES
JUST EAT TAKEAWAY.COM N.V.	Takeaway.com Group B.V.
[***]	[***]
as Company and Guarantor	as Borrower and Guarantor
Takeaway.com European Operations B.V.	Just Eat.co.uk Limited
[***]	[***]
as Guarantor	as Guarantor
yd. yourdelivery GmbH	SkipthedishesRestaurant Services Inc
[***]
as Guarantor	as Guarantor
Grubhub Holding Inc.
[***]
as Guarantor
ING Bank N.V.	ING Bank N.V.
[***]	[***]
as Bank	as Bank

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